UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 000-27917


For Period Ended: June 30, 2006

                               [_] Transition Report on Form 10-K
                               [_] Transition Report on Form 20-F
                               [_] Transition Report on Form 11-K
                               [_] Transition Report on Form 10-Q
                               [_] Transition Report on Form N-SAR


For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.




Copies of Communications Sent to:



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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     NewMarket Technology, Inc.

Former name if applicable

Address of principal executive office       14860 Montfort Drive

City, state and zip code                    Dallas, Texas 75254



                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than five days after its original date.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


   Philip Verges              (972)          386-3372
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(Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [_] Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.



                                   SIGNATURES

                           NewMarket Technology, Inc.
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                  (Name of Registrant as Specified in Charter)

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  August 15, 2006       /s/Philip Verges
                              --------------------------------
                              By: Philip Verges
                                 Chief Executive Officer